SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Variable Rate Series VI Notes in a principal amount of ARS 335,200,431, due 2021.

Irsa Inversiones y Representaciones Sociedad Anónima (IRSA) informs that on April 21, 2021, will start the payment of the third installment of interests and first capital installment related to its Series VI Notes issued on July 21, 2020.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	April 21, 2021
Number of service to be paid:	Third installment of interests and first capital installment
Period comprised by the payment:	January 21, 2021 / April 21, 2020
Concept of payment:	Interests (100%) and Capital (30%)
Payment Currency:	ARS (Argentine pesos).
Capital Outstanding:	ARS 335,200,431.00
Annual Nominal Interest:	38.0922%
Interest being paid:	ARS 31,484,026.50
Capital being paid:	ARS 100,560,129.30

Interests will be paid to the people at whose name the Notes were registered as of April 20, 2021 in the registry held by the Register Agent.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

April 14, 2021	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets